Exhibit 99.1

BAYTEX PROVIDES UPDATE ON AURORA ACQUISITION

CALGARY, ALBERTA (April 14, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) provides an update on the status of its proposed acquisition of all of the shares of Aurora Oil & Gas Limited (“Aurora”) pursuant to a scheme of arrangement under Australian law (the “Arrangement”).

The Federal Court of Australia has approved the dispatch of the scheme booklet and ordered that a meeting of Aurora shareholders be convened to consider and vote on the Arrangement. The scheme meeting will be held on Wednesday, May 21, 2014 at 9:30 a.m. (Perth time).

As a part of the process of completing the Arrangement, Aurora previously filed a draft scheme booklet with the Australian Securities Investments Commission (“ASIC”). ASIC has registered the scheme booklet in relation to the proposed Arrangement. A copy of the scheme booklet will be available under Aurora’s profile on SEDAR at www.sedar.com and on Aurora’s website at www.auroraoag.com.au. Printed copies of the scheme booklet will be sent to Aurora shareholders over the next few days.

In connection with the Arrangement, the board of directors of Aurora retained an independent expert, Grant Samuel & Associates Pty Limited (the “Independent Expert”), to review the transaction. The Independent Expert has assessed the underlying value of Aurora at between A$3.76 and A$4.29 per share. As the consideration under the Arrangement of A$4.10 per share falls within this valuation range, the Independent Expert concluded that the Arrangement is fair and reasonable and in the best interests of Aurora shareholders. A copy of the Independent Expert’s report is contained in the scheme booklet.

Aurora's directors unanimously recommend that shareholders vote in favour of the resolution required to implement the Arrangement, in the absence of a superior proposal. The Aurora directors also intend to vote all Aurora shares that they control in favour of the Arrangement, in the absence of a superior proposal, which amount to approximately 5.5% of the total current Aurora shares outstanding.

Baytex has also received written notification from the Australian Foreign Investment Review Board that it has no objection to the Arrangement. Completion of the Arrangement is anticipated to occur in the first half of June.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Specifically, this press release contains forward-looking statements relating to: the timing of dispatching the scheme booklet to Aurora shareholders and completion of the

Exhibit 99.1

Arrangement. The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the receipt of regulatory, shareholder and other approvals for the Arrangement. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the Arrangement may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the Arrangement; and closing of the Arrangement could be delayed or not completed if we are not able to obtain the necessary stock exchange, shareholder and regulatory approvals or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com